February 28, 2019

Michael Poteshman
Chief Financial Officer
TUPPERWARE BRANDS CORP
14901 South Orange Blossom Trail
Orlando, Florida

       Re: TUPPERWARE BRANDS CORP
           Form 10-Q For The Thirteen Weeks Ended September 30, 2018 Filed November 2, 2018
           File No. 001-11657

Dear Mr. Poteshman:

       We have reviewed your January 9, 2019, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 21, 2018, letter.

Form 10-Q for the Thirteen Weeks Ended September 30, 2018

Note 1. Summary of Significant Accounting Policies - Revenue Recognition and
Note 3.
Promotional Cost, page 7

1. We have read your response to comment 1 from our letter dated December 21, 2018.
      With reference to ASC 606-10-32-25 through 27 and ASC 606-10-25-19, please address the following:
        Explain how you determine the nature and dollar amount of the promotional offers you offer to your independent sales force, including whether specific promotional offers relate to specific goals or targets;
        For promotional offers related to fulfilling specific goals for adding sales force members, party attendance and other "business building endeavors", explain in greater detail how the benefit(s) received are distinct within the context of the contract from
 Michael Poteshman
TUPPERWARE BRANDS CORP
February 28, 2019
Page 2
             your sale of goods to your independent sales force. In this regard, it is unclear whether there are benefits for these services distinct from the additional sales made by the same sales team members. For example, it appears the sales force member who increased party attendance would make the sale to the party attendees, and Tupperware does not control the promotional services. Also, explain how you determine the fair value of the distinct service; and
             Define "targeted organization sales". Clarify whether you offer cash or product awards for the attainment of targeted organizational sales. Explain how you determined that the benefit received by you is distinct within the context of the contract from your sale of goods.
       You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence
Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or Terence O'Brien, Accounting
Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,
FirstName LastNameMichael Poteshman
                                                               Division of
Corporation Finance
Comapany NameTUPPERWARE BRANDS CORP
                                                               Office of
Manufacturing and
February 28, 2019 Page 2                                       Construction
FirstName LastName